Filed by GSR III Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Terra Innovatum s.r.l.

Commission File No.: 333-287271-01

Terra Innovatum Submits Advanced Nuclear Proposal to NYSERDA to Help the State of New York Meet 2040 Zero-Carbon Goal

Terra Innovatum’s SOLO™ Micro-Modular Reactor Offers Safe, Affordable, and
Reliable 24/7 Power Without Refueling for 15 Years Using Off-the-Shelf Readily Available
Commercial Components and Licensed LEU Fuel

NEW YORK, NY and AUSTIN, TX / ACCESS Newswire / May 29, 2025 / - Terra Innovatum Srl (“Terra Innovatum,” or the “Company”), a developer of micro-modular nuclear reactors, and GSR III Acquisition Corp. (“GSRT”) (Nasdaq: GSRT), a publicly traded special purpose acquisition company (“SPAC”), today announced the submission of its response to the New York State Energy Research and Development Authority’s (“NYSERDA”) Advanced Nuclear Request for Information (“RFI”). The submission outlines plans for selecting a potential test reactor site for the Company’s first-of-a-kind micro-modular reactor, SOLO™, intent to establish a designated production unit, and further commercial deployment opportunities to support the state’s zero-emissions electricity target by 2040. Unlike conventional reactors, the compact footprint, modular design, and ability to operate for 15 years without refueling make SOLO™ well-suited for integration into local energy systems.

In Picture: Rendering of 3 SOLOTM units covering an area of approximately 3,600sqft in a public plaza (totaling 3MWe – 12MWt with Co-Generation).

“We believe SOLO™ represents a pivotal advancement in clean energy infrastructure,” said Alessandro Petruzzi - Co-founder & CEO of Terra Innovatum. “As electricity demand accelerates, driven by AI, data centers, and industrial manufacturing, solutions like SOLO™ will be critical to delivering reliable, zero-carbon power without placing additional strain on the grid. We are excited to showcase the promise of our technology in addressing the urgent energy needs for New York State and look forward to the opportunity to engage with NYSERDA on a potential test reactor site and deployment framework. Importantly, our response to NYSERDA marks the first of many steps toward deploying scalable, plug-and-play energy solutions across the U.S. and beyond. With its low-cost design, 24/7 output, and 15-year fuel cycle, SOLO™ is uniquely positioned to meet the needs of communities, government entities, and businesses seeking energy certainty in an increasingly electrified world.”

In Picture: Rendering of 500 SOLOTM units covering a total of 500 MWe – 2,000 MWt (Co-Generation) energy deployment.

Giordano Morichi – Partner, Chief Business Development Officer & Investor Relations at Terra Innovatum continued: “We see SOLO™ as a transformative and strategic opportunity for New York State to become a national leader in deploying advanced nuclear technologies that enhance energy security, grid resilience, and climate justice. Designed for real-world application, SOLO™ leverages a proven supply chain built entirely on licensed components that have been widely used in the nuclear industry for over 60 years. This approach eliminates the timing and cost risks associated with unproven fuels or research-phase technologies with no commercial availability. SOLO™’s inherently safe architecture, scalable deployment model, and cost certainty uniquely positions it to power the State’s industrial hubs, manufacturing sites, ports, transit systems, and data centers, while also revitalizing underserved urban and rural communities. It enables local energy independence, supports sustainable construction, and strengthens resilient infrastructure. In doing so, SOLO™ offers the Empire State a carbon-free, economically competitive energy backbone to meet New York clean energy goals at scale.”

“Safety is our top priority,” affirmed Cesare Frepoli - Co-Founder, COO & Director of Regulatory Affairs at Terra Innovatum. “The compact footprint of SOLO™—approximately 30 ft x 30 ft—combined with its modularity and embedded safeguards, allows for seamless integration in a wide range of environments without the need for expansive emergency planning zones. Its innovative reactor core design is gas cooled by helium, incorporates licensed, off-the-shelf components and utilizes non-proliferant low-enriched uranium (LEU) fuel, which significantly reduces regulatory risk and enhances safety. There is also no water involved in the system, eliminating the risk of hydrogen generation or explosion. Additionally, on top of the various redundancies, the reactor’s inherently low thermal output ensures it operates well below fuel melting thresholds, further reinforcing its passive safety profile,” Dr. Frepoli concluded.

SOLO™ can be deployed across a wide range of environments—including dense urban centers, critical infrastructure corridors, and remote industrial zones—without compromising public security. Its use of non-proliferant, licensed nuclear fuel and embedded safeguards ensures a secure and compliant solution. SOLO™ can be a powerful asset in supporting New York State’s clean energy leadership while simultaneously reinforcing grid resilience, advancing environmental and energy priorities, and driving long-term, sustainable economic growth.

Guided by New York’s Climate Leadership and Community Protection Act, which targets a zero-emissions electricity sector by 2040, NYSERDA’s RFI seeks innovative nuclear solutions to support the state’s energy transformation. Terra Innovatum’s proposal outlines potential deployment scenarios for SOLO™, including site considerations, partners, timeline, and use cases. The Company remains open and eager to engage further with NYSERDA to help advance the role of advanced nuclear energy in New York’s grid.

Recent Highlights

Terra Innovatum recently announced a proposed business combination with GSR III Acquisition Corp., positioning the Company to accelerate its mission of delivering zero-carbon, cost-efficient, and reliable power. SOLO™ is the first micro-modular reactor designed for operation on widely available Low-Enriched Uranium (LEU) and is built using commercial off-the-shelf components, enabling a simplified regulatory pathway and reduced construction timelines. Earlier this year, Terra Innovatum submitted its regulatory engagement plan to the U.S. Nuclear Regulatory Commission (NRC), a critical step toward its targeted first commercial deployment in 2028.

ABOUT NEW YORK STATE ENERGY RESEARCH AND DEVELOPMENT AUTHORITY (NYSERDA)

NYSERDA offers objective information and analysis, innovative programs, technical expertise, and support to help New Yorkers increase energy efficiency, save money, use renewable energy, and reduce reliance on fossil fuels. A public benefit corporation, NYSERDA has been advancing energy solutions and working to protect the environment since 1975.

ABOUT TERRA INNOVATUM & SOLOTM

Terra Innovatum is a pioneering force in the energy sector, dedicated to delivering innovative and sustainable power solutions. Terra Innovatum plans to leverage cutting-edge nuclear technology through the SOLO™ Micro-Modular Reactor (SMR™) to provide efficient, safe, and environmentally conscious energy. With a mission to address global energy shortages, Terra Innovatum combines extensive expertise in nuclear industry design, manufacturing, and installation licensing to offer disruptive energy solutions. Committed to propelling technological advancements, Terra Innovatum and SOLO™ are dedicated to fostering prosperity and sustainability for humankind.

It is anticipated that SOLO™ will be available globally within the next three years. Conceptualized in 2018 and engineered over six years by experts in nuclear safety, licensing, innovation, and R&D, SOLO™ addresses pressing global energy demands with a market-ready solution. Built from readily available commercial off-the-shelf components, the proven licensing path for SOLO™ enables rapid deployment and minimizes supply chain risks, ensuring final cost predictability. Designed to adapt with evolving fuel options, SOLO™ supports both LEU+ and HALEU, offering a platform ready to transition to future fuel supplies.

SOLO™ will offer a wide range of versatile applications, providing CO2-free, behind-the-meter, and off-grid power solutions for data centers, mini-grids serving remote towns and villages, and large-scale industrial operations in hard-to-abate sectors like cement production, oil and gas, steel manufacturing, and mining. It also has the ability to supply heat for industrial applications and other specialized processes, including water treatment, desalination and co-generation. Thanks to its modular design, SOLO™ can easily scale to deliver up to 1GW or more of CO2-free power with a minimal footprint, making it an ideal solution for rapidly replacing fossil fuel-based thermal plants. Beyond electricity and heat generation, SOLO™ can also contribute to critical applications in the medical sector by producing radioisotopes essential for oncology research and cancer treatment.

To learn more, visit www.x-solo.com.

IMPORTANT INFORMATION FOR SHAREHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the business combination, a Dutch public limited liability company (“Pubco”), GSR III Acquisition Corp. (“GSRT”) and Terra Innovatum s.r.l. (“Terra Innovatum” and, together with GSR III and Pubco, the “Registrant Parties”) have filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus of Pubco relating to the offer of securities to be issued in connection with the business combination, and a preliminary proxy statement of GSRT to be distributed to holders of GSRT’s ordinary shares in connection with GSRT’s solicitation of proxies for a vote by GSRT’s shareholders with respect to the Business Combination and other matters described in the Registration Statement. The Registrant Parties also plan to file other documents with the SEC regarding the business combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of GSRT. INVESTORS OF THE REGISTRANT PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about the Registrant Parties once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by GSRT may be obtained free of charge by written request to GSRT at 5900 Balcones Drive, Suite 100, Austin TX 78731.

PARTICIPANTS IN THE SOLICITATION

Each of the Registrant Parties, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of GSRT is set forth in GSRT’s filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their direct and indirect interests will be set forth in the Registration Statement (and will be included in the proxy statement/prospectus) and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

FORWARD LOOKING STATEMENTS

The statements contained in this press release that are not purely historical are forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this press release are based on our current expectations and beliefs concerning future developments and their potential effects on GSRT and the other Registrant Parties. There can be no assurance that future developments affecting GSRT and the other Registrant Parties will be those that we have anticipated. These forward-looking statements speak only as of the date this press release is delivered and involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against GSRT, any of the Registrant Parties, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of GSRT or the SEC’s declaration of the effectiveness of the Registration Statement (which will include the proxy statement/prospectus contained therein) to be filed by the Registrant Parties or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability of Pubco to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Terra Innovatum as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination, including the reorganization described in the business combination agreement; (9) changes in applicable laws or regulations; (10) the possibility that the Registrant Parties or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the amount of redemption requests made by GSRT shareholders and (12) other risk factors described herein as well as the risk factors and uncertainties described in the Form S-4 and GSRT’s other filings with the SEC, as well as any further risks and uncertainties to be contained in the proxy statement/prospectus filed after the date hereof. In addition, there may be additional risks that neither GSRT nor any of the other Registrant Parties presently know, or that GSRT or the other Registrant Parties currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward- looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

None of GSRT, the other Registrant Parties, or any of their respective affiliates, officers, employees or agents, makes any representation or warranty, either express or implied, in relation to the fairness, reasonableness, adequacy, accuracy, completeness or reliability of the information, statements or opinions, whichever their source, contained in this press release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. GSRT, the other Registrant Parties and their respective affiliates, officers, employees and agents further expressly disclaim any and all liability relating to or resulting from the use of this press release and any errors therein or omissions therefrom. Further, the information contained herein is preliminary, is provided for discussion purposes only, is only a summary of key information, is not complete and is subject to change without notice.

In addition, the information contained in this press release is provided as of the date hereof and may change, and neither GSRT nor the other Registrant Parties undertakes any obligation to update or revise any forward- looking statements, whether as a result of new information, inaccuracies, future events or otherwise, except as may be required under applicable securities laws.

CONTACTS

Giordano Morichi

Partner, Chief Business Development Officer & Investor Relations

Terra Innovatum Srl

E: g.morichi@terrainnovatum.com

W: www.x-solo.com

Nicholas Hresko-Staab

Investor & Media Relations

Alliance Advisors IR

E: TerraIR@allianceadvisors.com

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